SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY 11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004:

Statements of Net Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2004	11

SIGNATURES	12

All other schedules required by Section 2520.103-10 of the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dime Community Bancshares, Inc. & Subsidiaries

We have audited the accompanying statements of net assets for plan benefits of The Dime Savings Bank of Williamsburgh 401(K) Plan (“the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets held at end of year is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 28, 2005
New York, New York

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
INVESTMENTS, AT FAIR VALUE (Notes 1(f), 2(d) and 4):
Fixed Income Funds:
PIMCO Total Return Administrative Fund	$1,115,054	$951,050
Total fixed income funds	1,115,054	951,050
Equity Funds:
Alger Mid Cap Growth Retirement Portfolio Fund	676,174	346,527
American Century International Growth Fund	324,950	204,538
American Century Ultra Fund	173,990	139,198
SSGA S&P 500 Index Fund	1,403,141	1,061,772
Neuberger Berman Genesis Fund Trust	1,308,431	803,397
RSI Retirement Trust Value Equity Fund	957,759	722,201
Total equity funds	4,844,445	3,277,633
Asset Allocation funds:
RS Group Trust Co. Aggressive Asset Allocation	29,418	102,754
RS Group Trust Co. Conservative Asset Allocation	19,046	5,000
RS Group Trust Co. Moderate Asset Allocation	337,220	138,633
Total asset allocation funds	385,684	246,387

INVESTMENTS, AT CONTRACT VALUE (Notes 1(f), 2(d) and 4):
RS Group Trust Co. Stable Value Fund	4,449,764	3,300,900

Dime Community Bancshares, Inc. Common Stock Fund Stock Investment	10,146,785	12,917,262
RS Group Federal Prime Obligation	291,059	107,382
	10,437,844	13,024,644
Participant Loans Receivable	377,979	397,452

TOTAL INVESTMENTS	21,610,770	21,198,066

DUE FROM THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES	409,036	399,150

INTEREST RECEIVABLE	-	-

CASH	684	17,261

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$22,020,490	$21,614,477

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:	2004
Investment income:
Net appreciation (depreciation) appreciation in fair value of investments:
Fixed income funds	$48,468
Equity funds	540,597
Asset allocation funds	27,054
Employer stock fund	(1,664,148)

Total net depreciation in fair value of investments	(1,048,029)

Interest and dividend income	486,360

Investment loss, net	(561,669)

Participant contributions	1,225,392
Rollover contributions	35,342
Net change in contributions receivable from the Employee Stock Ownership Plan	9,886

Total additions, net	708,951

DEDUCTIONS:
Benefits paid to participants	286,124
Administrative expenses	16,814

Total deductions:	302,938

NET INCREASE	406,013

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	21,614,477

End of year	$22,020,490

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.   DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

b.
Eligibility and Participation - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions - Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted. There are currently no direct contributions to the Plan either made or required to be made by the Company or the Bank.

Effective July 1, 2000, Dime Community Bancshares, Inc. (the “Company”) or The Dime Savings Bank of Williamsburgh (the “Bank”) makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the “ESOP”) in the amount of 3% of compensation [defined as total W-2 compensation (including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Dime Savings Bank of Williamsburgh 401(k) Plan); and, effective March 1, 2004, minus any amount included in W-2 compensation as a result of the grant or vesting of restricted stock, the exercise of stock options or the disqualifying disposition of incentive stock options] up to applicable IRS limits. This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. The contribution is automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan. Upon transfer of funds to the Plan, the participant has the ability to invest this contribution in any of the investment options currently offered under the Plan. This annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year. In March 2004, a contribution of $399,150 was made to eligible participants based upon compensation for the period January 1, 2003 through December 31, 2003. In March 2005, a contribution of $409,036 was made to eligible participants based upon compensation for the period January 1, 2004 through December 31, 2004.

d.
Participant Accounts -Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn. Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options - Participants direct the investment of their account balances into various options offered by the Plan. As of December 31, 2004, there were twelve investment options available in the Plan. Investment options include one fixed income fund, six equity funds, three asset allocation funds, one capital preservation fund and one employer stock fund. The asset allocation funds include the RS Group Trust Co. Stable Value Fund, which invests in fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

All investment options are participant directed. Retirements Systems Group Inc. (“RSI”) acts as trustee for all investments in the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

      g.   Withdrawal of Funds - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

             h.   Loans to Participants - Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by the balances in the participant’s account. Loan repayments are made by automatic payroll deduction.

i.
Payment of Benefits - On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

j.
Forfeitures - If a participant is not fully vested in previous contributions made by the Company or Bank and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts. There were no forfeitures during the year ended December 31, 2004.

k.
Plan Termination - Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank’s contributions) at the termination date.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Plan are as follows:

             a.  Basis of Presentation Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United
                    States of America. The accompanying financial statements have been prepared on the accrual basis of accounting.

b.
Use of Estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates.

c.
Risks and Uncertainties - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

              d.  Investments - The Plan’s pooled investment funds are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds, except for the RS Group Trust Co. Stable Value Fund, which primarily consists of investment contracts that are carried at the contract value. The securities in the pooled investment funds, other than the RS Group Trust Co. Stable Value Fund, are traded on national securities exchanges and are valued at their quoted market prices at the end of the year. The common stock of the Company is carried at fair value based upon the quoted market price at the end of the year. Short-term investments are carried at cost, which approximate fair value. Loans to participants are carried at the principal amount of the loans outstanding, which approximates fair value.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are recorded on the average cost basis.

             e.  Allocated Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

             f.   Reclassifications - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.

3.   RELATED PARTY TRANSACTIONS

Certain Plan investments include are shares in pooled investment funds managed by RSI. RSI is the a trustee as defined by the Plan, and therefore, these transactions qualify as a party-in-interest transactions.

Certain administrative functions are performed by officers and employees of the Company or the Bank. No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2004 and 2003, the Plan held 566,543 and 629,906 shares, respectively, of common stock of Dime Community Bancshares, Inc., the Plan sponsor, with a cost basis of $2,650,924 and $2,647,143, respectively.

4.   INVESTMENTS

The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table. All investments are participant directed.

	December 31, 2004		December 31, 2003
	Units	Current Value	Units	Current Value

PIMCO Total Return Administrative Fund*	104,504	$1,115,054	88,800	$951,050
SSGA S&P 500 Index Fund*	70,262	1,403,141	57,831	1,061,772
Neuberger Berman Genesis Fund Trust*	30,607	1,308,431	21,696	803,397
RS Group Trust Co. Stable Value Fund	135,280	4,449,764	103,665	3,300,900
Dime Community Bancshares, Inc. Common Stock	566,543	10,437,844	629,906	12,917,262

* As of December 31, 2003, the current value of this investment fund was below 5% of the net assets available for plan benefits.

During the year ended December 31, 2004, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PIMCO Total Return Administrative Fund	$48,468
Alger Mid Cap Growth Retirement Portfolio Fund	66,954
American Century International Growth Fund	39,899
American Century Ultra Fund	17,522
SSGA S&P 500 Index Fund	128,493
Neuberger Berman Genesis Fund Trust	188,299
RSI Retirement Trust Value Equity Fund	99,430
RS Group Trust Co. Aggressive Asset Allocation	5,105
RS Group Trust Co. Conservative Asset Allocation	914
RS Group Trust Co. Moderate Asset Allocation	21,035
Dime Community Bancshares, Inc. Common Stock Fund	(1,664,148)
Total	$(1,048,029)

5.   FEDERAL INCOME TAXES

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated August 27, 2002. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
FORM 5500, PART IV, SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

Party In				Current
Interest	Identity of Issuer	Description of Investments	Cost	Value
	REGISTERED INVESTMENT COMPANIES:
*	RSI Retirement Trust	Value Equity Fund	**	$957,759
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	676,174
	PIMCO	Total Return Administrative Fund	**	1,115,054
	American Century	International Growth Fund	**	324,950
	American Century	Ultra Fund	**	173,990
	SSGA	S&P 500 Index Fund	**	1,403,141
	Neuberger Berman	Genesis Fund Trust	**	1,308,431

	Total Registered Investment Companies			$5,959,499

	COMMON/ COLLECTIVE TRUSTS:
	RS Group Trust Co.	Conservative Asset Allocation	**	19,046
	RS Group Trust Co.	Moderate Asset Allocation	**	337,220
	RS Group Trust Co.	Aggressive Asset Allocation	**	29,418
	RS Group Trust Co.	Stable Value Fund	**	4,449,764

	Total Common/ Collective Trusts			$4,835,448

	EMPLOYER SECURITIES
*	Dime Community Bancshares, Inc.	Common Stock Fund - Common	**	10,146,785

	INTEREST BEARING CASH (INCLUDING MONEY MARKET ACCOUNTS AND CERTIFICATES OF DEPOSIT):
*	RSI Group Trust Co.	Fed Prime Obligation	**	291,059

	PARTICIPANT LOANS:
*		Employee Loans Receivable (77 loans with interest rates ranging from 5.00% to 10.50%, and maturities ranging from February 2005 through December 2009).	**	377,979

		TOTAL		$21,610, 770

* Party-in-interest.
** Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 28, 2005    /s/ VINCENT F. PALAGIANO
Vincent F. Palagiano
Chairman of the Board and Chief Executive Officer

Dated: June 28, 2005    /s/ KENNETH J. MAHON
Kenneth J. Mahon
Executive Vice President and Chief Financial Officer